Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 14-II dated December 21, 2006	Term Sheet to Product Supplement 14-II Registration Statement No. 333-130051 Dated October 20, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Knock-Out Notes Linked to the S&P 500® Index due October 26, 2010

General

  The notes are designed for investors who seek exposure to any moderate appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as (1) any appreciation of the S&P 500® Index above 33% and (2) if a Knock-Out Event occurs, any return above a fixed return of 5%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 26, 2010*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 14-II, supersede the terms set forth in product supplement no. 14-II.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about October 21, 2008 and are expected to settle on or about October 24, 2008.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(1) If a Knock-Out Event does not occur, $1,000 × the Index Return × the Participation Rate; provided that the Additional Amount will not be less than zero; or
(2) If a Knock-Out Event occurs, $1,000 × the Knock-Out Rate. Under these circumstances, the Additional Amount you receive at maturity will be equal to $50.
Accordingly, because the Knock-Out Level is 133% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $330 per $1,000 principal amount note.
Participation Rate:	100%
Knock-Out Event:	If the Index closing level is greater than the Knock-Out Level on any trading day during the period from the pricing date to and including the Observation Date, a Knock-Out Event will have occurred.
Knock-Out Level:	133% of the Initial Index Level.
Knock-Out Rate:	5%, which results in an Additional Amount equal to $50 if a Knock-Out Event occurs.
Index Return:	Ending Index Level — Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about October 21, 2008.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	October 21, 2010*
Maturity Date:	October 26, 2010*
CUSIP:
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 14-II.

Investing in the Principal Protected Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 14-II and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 14-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 20, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-II dated December 21, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 14-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 14-II dated December 21, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003873/e25871_424b2.htm

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%. The following table and examples assume an Initial Index Level of 950 and Knock-Out Level of 1263.50 (which is equal to 133% of the assumed Initial Index Level), and reflects the Participation Rate of 100% and the Knock-Out Rate of 5%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Does Not Occur (1)	Note Total Return if Knock- Out Event Occurs (2)

1710.00	80.00%	N/A	5.00%
1615.00	70.00%	N/A	5.00%
1520.00	60.00%	N/A	5.00%
1425.00	50.00%	N/A	5.00%
1330.00	40.00%	N/A	5.00%
1263.50	33.00%	33.00%	5.00%
1140.00	20.00%	20.00%	5.00%
1045.00	10.00%	10.00%	5.00%
997.50	5.00%	5.00%	5.00%
950.00	0.00%	0.00%	5.00%
902.50	-5.00%	0.00%	5.00%
855.00	-10.00%	0.00%	5.00%
760.00	-20.00%	0.00%	5.00%
665.00	-30.00%	0.00%	5.00%
570.00	-40.00%	0.00%	5.00%
475.00	-50.00%	0.00%	5.00%
380.00	-60.00%	0.00%	5.00%
285.00	-70.00%	0.00%	5.00%
190.00	-80.00%	0.00%	5.00%

(1)	The Index closing level is less than or equal to 1263.50 on each trading day from the pricing date to and including the Observation Date.

(2)	The Index closing level is greater than 1263.50 on at least one trading day from the pricing date to and including the Observation Date.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	TS-1

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 950 to an Ending Index Level of 1045 and the Index closing level did not exceed the Knock-Out Level of 1263.50 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 1045 is greater than the Initial Index Level of 950 and (ii) a Knock-Out Event does not occur, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(1045-950)/950] x 100%) = $1,100

Example 2: The Index closing level declines from the Initial Index Level of 950 to an Ending Index Level of 760, and the Index closing level did not exceed the Knock-Out Level of 1263.50 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 760 is less than the Initial Index Level of 950 and (ii) a Knock-Out Event does not occur, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The Index closing level increases from the Initial Index Level of 950 to an Ending Index Level of 1330 and the Index closing level did not exceed the Knock-Out Level of 1263.50 on any trading day until the Observation Date. Because the Ending Index Level of 1330 is greater than the Knock-Out Level of 1263.50, a Knock-Out Event occurs. Accordingly, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 4: The Index closing level increases from the Initial Index Level of 950 to an Ending Index Level of 1045 and the Index closing level exceeded the Knock-Out Level of 1263.50 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 1045 is greater than the Initial Index Level of 950 by 10%, because a Knock-Out Event occurs, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Example 5: The Index closing level declines from the Initial Index Level of 950 to an Ending Index Level of 855, and the Index closing level exceeded the Knock-Out Level of 1263.50 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 855 is less than the Initial Index Level of 950, because a Knock-Out Event occurs, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050, calculated as follows:

$1,000 + ($1,000 x 5%) = $1,050

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — If a Knock-Out Event does not occur, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero. If a Knock-Out Event occurs, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,050. Accordingly, because the Knock-Out Level is 133% of the Initial Index Level and the Participation Rate is 100%, the maximum Additional Amount is $330 per $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 14-II.
  TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 14-II.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, subject to the occurrence of a Knock-Out Event prior to the issue date, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.”  Assuming this treatment, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity.  Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations.  Special rules may apply in the event of the occurrence of a Knock-Out Event.  You should consult your tax adviser concerning the application of these rules.  If a Knock-Out Event occurs prior to the issue date, the notes will not be treated as contingent payment debt instruments (and neither the previous discussion nor the next bullet will apply to them) but will instead be treated as issued with $50 of original issue discount per note, which you will be required to accrue into income over the

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	TS-2
  term of the notes on a constant-yield basis, even if you are a cash-method taxpayer and even though you will not receive this amount prior to the maturity date.  In this case, all gain or loss on sale or exchange of a note will be capital gain or loss, and will be long-term capital gain or loss if you have held the note for more than one year at the time.  In either case, purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on October 20, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 2.87%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 2.87%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 14-II dated December 21, 2006.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event does not occur, whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE AND A KNOCK-OUT EVENT DOES NOT OCCUR.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level and a Knock-Out Event does not occur, the Additional Amount will be zero. This will be true even if the value of the Index was greater than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 5%. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 5%, or $50, and will not be determined by reference to the Index Return even though the Index Return may reflect significantly greater appreciation in the Index than 5%.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 33% AT MATURITY — If a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an Additional Amount that will not exceed 33% of the principal amount, or $330, regardless of the appreciation in the Index, which may be significant. Therefore, your upside appreciation is limited.
  YOUR RETURN ON THE NOTES MAY BE LESS THAN THE KNOCK-OUT RATE — If a Knock-Out Event does not occur, the Additional Amount will be equal to $1,000 x Index Return x Participation Rate, provided that the Additional Amount will not be less than zero, and will not be determined by reference to the Knock-Out Rate. Under these circumstances, because the Participation Rate is 100%, if the Index Return is less than 5%, your return on the notes will be less than if a Knock-Out Event occurs.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Knock-Out Level during the period from the pricing date to and including the Observation Date and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	TS-3
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether a Knock-Out Event occurs;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 3, 2003 through October 17, 2008. The Index closing level on October 17, 2008 was 940.55. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day from the pricing date to and including the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $25.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 14-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $25.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to the S&P 500® Index	TS-4